UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended November 12, 2010
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS
REPORTS THIRD QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $20.8 million in the third quarter of 2010.
•	Declared cash distribution of $0.475 per unit for the third quarter of 2010.
•	In August 2010, signed new shuttle tanker Master Agreement with Statoil ASA.
•
In October 2010, acquired one FPSO unit and one newbuilding shuttle tanker for total cost of $286 million; agreed to acquire two additional newbuilding shuttle tankers for approximately $260 million for delivery in January and July 2011.

Hamilton, Bermuda, November 4, 2010 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended September 30, 2010. During the third quarter of 2010, the Partnership generated distributable cash flow(1) of $20.8 million, compared to $28.1 million in the quarter ended June 30, 2010, primarily as a result of seasonal factors associated with the scheduled maintenance of North Sea oil fields during the summer months.
On October 25, 2010, the Partnership declared a cash distribution of $0.475 per unit for the quarter ended September 30, 2010. The cash distribution will be paid on November 12, 2010, to all unitholders of record on November 5, 2010.
Acquisition of FPSO and Shuttle Tankers
On October 18, 2010, the Partnership announced that it had completed the acquisition of the Cidade de Rio das Ostras (Rio das Ostras) floating production storage and offloading (FPSO) unit from Teekay Corporation (Teekay), which is on a long-term charter with Petroleo Brasileiro SA (Petrobras), for a purchase price of approximately $158 million. In addition, Teekay Offshore announced that its 51 percent-owned subsidiary, Teekay Offshore Operating L.P. (OPCO), had acquired a newbuilding shuttle tanker, the Amundsen Spirit, from Teekay for approximately $128 million and had agreed to acquire two additional newbuilding shuttle tankers, the Nansen Spirit and the Peary Spirit, from Teekay for a total purchase price of approximately $260 million. The acquisitions of the two newbuilding shuttle tankers are expected to coincide with the commencement of their time-charter contracts under a Master Agreement with Statoil in January 2011 and July 2011, respectively. The Partnership financed the acquisition of the Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker through the assumption of $187 million of debt secured by these assets, with the remainder of the purchase price financed from available capacity under the Partnership’s revolving credit facilities.
These transactions are expected to increase the Partnership’s cash flow from vessel operations(2) by approximately $60 million in 2011, and distributable cash flow(1), which includes only 51 percent of OPCO’s cash flow, by approximately $20 million in 2011.
“As expected, the Partnership’s cash flow declined in the third quarter primarily due to the scheduled seasonal maintenance of the North Sea oil fields, which typically occur during the summer months, and the concurrent planned maintenance shutdown of the Petrojarl Varg FPSO unit” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP L.L.C. “With the completion of the North Sea field maintenance, our shuttle tanker fleet and our Petrojarl Varg FPSO unit have returned to normal production levels in the fourth quarter. In addition, the recently signed Master Agreement with Statoil, initially for seven shuttle tankers, which replaces volume-dependent contracts of affreightment with fixed-rate, time-charter contracts effective September 1, 2010, should reduce the seasonal variability in the Partnership’s cash flows going forward.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under U.S. generally accepted accounting principles (GAAP).

(2)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlements foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Dropdown Predecessor (defined in this release under “Financial Summary”) and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Mr. Evensen continued, “Teekay Offshore’s FPSO and shuttle tanker businesses have experienced several exciting developments during the past three months. The accretive acquisition of the Rio das Ostras FPSO unit, located in the opportunity-rich Brazil offshore market, provides us with a second FPSO unit and compliments our fleet of 13 shuttle tankers operating in Brazil. In addition, we acquired the first of three shuttle tanker newbuildings, all of which will operate under the new Master Agreement with Statoil.”
Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 1, 2010, including vessels owned by OPCO, of which the Partnership owns a 51 percent interest:

	Number of Vessels
	Owned		Chartered-in
	Vessels		Vessels	Total
Shuttle Tanker Segment	29	*	6	35
Committed Shuttle Tanker Newbuildings	2		—	2
Conventional Tanker Segment	11		—	11
FSO Segment	6		—	6
FPSO Segment	2		—	2

Total	50		6	56

*
Includes five shuttle tankers in which OPCO’s ownership interest is 50 percent, three shuttle tankers in which OPCO’s ownership is 67 percent and one shuttle tanker in which Teekay Offshore’s direct ownership interest is 50 percent.

OPCO’s fleet includes 33 shuttle tankers, including six chartered-in vessels, 4 FSO units, and 11 conventional oil tankers.
Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore also may acquire additional limited partner interests in OPCO or other vessels that Teekay may offer the Partnership from time to time in the future. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent, including the general partner interest.
Shuttle Tankers
As described above, OPCO recently acquired one Aframax shuttle tanker newbuilding (the Amundsen Spirit) and has committed to acquire two additional Aframax shuttle tanker newbuildings (the Nansen Spirit and the Peary Spirit) that are scheduled to deliver to OPCO in January and July 2011. Teekay is obligated to offer to sell to the Partnership its interest in a fourth shuttle tanker newbuilding within 365 days after its delivery, provided the vessel is servicing a charter contract in excess of three years in length.
FPSO Units
Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing FPSO unit of Teekay operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be at its fair market value plus any additional tax or other similar costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
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On October 19, 2010, Teekay announced that it had signed a contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a new converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore for a total estimated cost of approximately $370 million. The new FPSO unit is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter to Petrobras.
Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $12.9 million for the quarter ended September 30, 2010, compared to $18.9 million for the quarter ended June 30, 2010. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $16.8 million and $21.7 million for the quarters ended September 30, 2010 and June 30, 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $3.9 million (as detailed in Appendix A to this release) for the third quarter of 2010, compared to net loss of $2.8 million in the previous quarter. Net revenues(2) for the third quarter of 2010 were $172.7 million compared to $181.0 million in the previous quarter.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO unit and Petrojarl Varg FPSO unit relating to the periods prior to their acquisition by the Partnership from Teekay, and for which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. For these purposes, the Falcon Spirit was under common control by Teekay from December 15, 2009 until April 1, 2010, when it was sold to the Partnership, and the Petrojarl Varg FPSO unit was under common control by Teekay from October 1, 2006 to September 10, 2009, when it was sold to the Partnership.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	September 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total
Net revenues	110,068	22,116	16,777	23,726	172,687

Vessel operating expenses	33,442	6,144	8,296	13,223	61,105
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	26,786	7,239	3,479	5,119	42,623

Cash flow from vessel operations(1)	45,636	14,932	8,161	9,162	77,891

	Three Months Ended June 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment(2)	Segment	Total
Net revenues	114,264	21,589	18,343	26,815	181,011

Vessel operating expenses	32,346	5,657	8,420	10,190	56,613
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	5,121	44,151

Cash flow from vessel operations(1)	49,343	14,793	9,404	15,513	89,053

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlements foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the FSO segment reflects only the cash flow generated by the Falcon Spirit FSO unit subsequent to its acquisition by the Partnership on April 1, 2010. Results for the Falcon Spirit FSO unit for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are included in the Dropdown Predecessor.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $45.6 million for the third quarter of 2010, compared to $49.3 million for the second quarter of 2010, primarily due to reduced revenues as a result of reduced oil production in the North Sea due to seasonal oil field maintenance.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment of $14.9 million in the third quarter of 2010 was consistent with the $14.8 million generated in the second quarter of 2010.
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FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $8.2 million in the third quarter of 2010 from $9.4 million in the second quarter of 2010, primarily due to a contractual reduction in the charter rate on the Navion Saga FSO unit effective May 1, 2010.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment decreased to $9.2 million for the third quarter of 2010, compared to $15.5 million for the second quarter of 2010, primarily due to a planned maintenance shutdown of the Petrojarl Varg FPSO unit during the third quarter, resulting in lower production tariff revenue and higher vessel operating expenses.
Liquidity
As of September 30, 2010, the Partnership had total liquidity of $448.0 million, which consisted of $158.5 million in cash and cash equivalents and $289.5 million in undrawn revolving credit facilities. Total liquidity increased from $246.1 million as at June 30, 2010, primarily as a result of the Partnership’s follow-on equity offering completed in August 2010, which provided net proceeds to the Partnership of $130.4 million, cash flow from operations and an increase in the completion of a new $32 million debt facility secured by the Falcon Spirit FSO in September 2010.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of thirty-three shuttle tankers, including two newbuildings to be acquired, six chartered-in vessels, four FSO units, and eleven conventional oil tankers. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers, two FSO units, and two FPSO units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010(1)	2009(2)	2010(1)	2009(2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	200,379	215,960	204,509	637,769	608,460

OPERATING EXPENSES
Voyage expenses	27,692	34,949	29,363	97,595	76,405
Vessel operating expenses(3)	61,105	56,613	55,837	176,126	174,766
Time-charter hire expense	20,352	23,424	27,772	68,814	89,061
Depreciation and amortization	42,623	44,151	40,981	128,009	121,366
General and administrative(3)	14,450	14,879	12,840	44,138	38,993
Restructuring charge(4)	—	—	371	119	4,053

	166,222	174,016	167,164	514,801	504,644

Income from vessel operations	34,157	41,944	37,345	122,968	103,816

OTHER ITEMS

Interest expense	(7,308)	(7,318)	(9,147)	(22,959)	(33,532)
Interest income	235	235	141	633	1,098
Realized and unrealized (loss) gain on derivative instruments (5)	(30,769)	(56,036)	(37,302)	(108,929)	37,716
Foreign exchange gain (loss) (3)	1,737	(1,200)	(4,359)	1,173	(7,988)
Income tax (expense) recovery	(8,779)	10,378	(20,234)	8,686	(26,928)
Other income — net	1,636	1,590	2,068	5,580	7,055

Net (loss) income	(9,091)	(10,407)	(31,488)	7,152	81,237

Net (loss) income attributable to:
Non-controlling interests	(5,231)	(7,572)	(12,560)	(1,954)	32,831
Dropdown Predecessor(1)(2)	—	—	(5,551)	921	11,378
Partners	(3,860)	(2,835)	(13,377)	8,185	37,028
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	45,450,625	42,760,000	25,056,250	42,165,412	21,985,714
Weighted-average number of subordinated units outstanding
- Basic and diluted	—	—	9,800,000	—	9,800,000
Weighted-average number of total units outstanding
- Basic and diluted	45,450,625	42,760,000	34,856,250	42,165,412	31,785,714
Total common units outstanding at end of period	48,797,500	42,760,000	37,700,000	48,797,500	37,700,000

(1)
Results for the Falcon Spirit FSO unit for the periods prior to its acquisition by the Partnership in April 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(2)
Results for the Petrojarl Varg FPSO unit for the periods prior to its acquisition by the Partnership in September 2009 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

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(3)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of (Loss) Income as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Vessel operating expenses	(428)	(1,198)	1,404	(2,750)	2,871
General and administrative	444	(854)	1,382	(1,145)	3,484

(4)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which are expected to result in lower future crewing costs.

(5)
The realized losses relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Realized losses relating to:
Interest rate swaps	(10,327)	(10,934)	(12,743)	(32,080)	(34,621)
Foreign currency forward contract	(150)	(340)	(93)	(645)	(4,071)

	(10,477)	(11,274)	(12,836)	(32,725)	(38,692)

Unrealized (losses) gains relating to:
Interest rate swaps	(28,275)	(41,486)	(24,942)	(80,327)	71,538
Foreign currency forward contracts	7,983	(3,276)	476	4,123	4,870

	(20,292)	(44,762)	(24,466)	(76,204)	76,408

Total realized and unrealized (losses) gains on non-designated derivative instruments	(30,769)	(56,036)	(37,302)	(108,929)	37,716

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2010	2010	2009 (1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	158,466	101,953	101,747
Other current assets	111,268	146,238	149,659
Vessels and equipment	1,851,239	1,885,335	1,917,248
Other assets	76,932	87,649	94,845
Intangible assets	30,793	32,826	36,885
Goodwill	127,113	127,113	127,113

Total Assets	2,355,811	2,381,114	2,427,497

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	82,182	75,786	74,514
Other current liabilities	34,717	46,294	40,220
Current portion of long-term debt	152,562	161,228	153,004
Current portion of derivative instruments	32,153	36,268	31,852
Long-term debt	1,339,981	1,461,590	1,627,455
Other long-term liabilities	136,813	114,299	73,247
Redeemable non-controlling interest	43,330	42,676	—
Equity:
Non-controlling interest	156,632	174,691	219,692
Partners’ equity	377,441	268,282	207,513

Total Liabilities and Equity	2,355,811	2,381,114	2,427,497

(1)
In accordance with GAAP, the balance sheet at December 31, 2009 includes the Dropdown Predecessor as it relates to the Falcon Spirit FSO unit, which was acquired by the Partnership on April 1, 2010, to reflect ownership of the vessel from the time it began operations as an FSO unit when owned by Teekay Corporation on December 15, 2009.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2010(1)	2009(2)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	225,528	140,606

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	119,400	119,575
Scheduled repayments of long-term debt	(53,236)	(24,124)
Prepayments of long-term debt	(309,235)	(241,090)
Prepayments of long-term debt relating to Dropdown Predecessor Falcon Spirit	(33,634)	—
Distribution to Teekay Corporation for the acquisition of Falcon Spirit	(10,495)	—
Prepayments of joint venture partner advances	—	(20,775)
Joint venture partner advances	—	474
Equity contribution from joint venture partner	233	4,772
Proceeds from equity offerings	237,041	109,227
Expenses from equity offerings	(11,117)	(4,945)
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg	—	110,386
Purchase of Petrojarl Varg from Teekay Corporation	—	(100,000)
Equity contribution from Teekay Corporation to Dropdown Predecessor relating to Falcon Spirit	805	—
Cash distributions paid by the Partnership	(60,579)	(42,788)
Cash distributions paid by subsidiaries to non-controlling interest	(58,969)	(44,093)
Other	(1,025)	(1,114)

Net financing cash flow	(180,811)	(134,495)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,292)	(11,726)
Investment in direct financing lease assets	(887)	—
Direct financing lease payments received	17,181	17,013

Net investing cash flow	12,002	5,287

Increase in cash and cash equivalents	56,719	11,398
Cash and cash equivalents, beginning of the period	101,747	132,348

Cash and cash equivalents, end of the period	158,466	143,746

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

(2)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Petrojarl Varg FPSO unit, for the period from October 1, 2006 to September 10, 2009, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET LOSS
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net loss attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2010	June 30, 2010
	(unaudited)	(unaudited)
Net loss — GAAP basis	(9,091)	(10,407)
Adjustments:
Net loss attributable to non-controlling interests	5,231	7,572

Net loss attributable to the partners	(3,860)	(2,835)
Add (subtract) specific items affecting net income:
Foreign exchange (gains) loss (1)	(1,737)	1,200
Foreign currency exchange (gains) losses resulting from hedging ineffectiveness (2)	(16)	2,052
Deferred income tax expense (recovery) relating to unrealized foreign exchange gains and losses (3)	13,174	(10,997)
Unrealized losses on derivative instruments (4)	20,292	44,762
Other(5)	—	3,634
Non-controlling interests’ share of items above	(14,956)	(18,924)

Total adjustments	16,757	21,727

Adjusted net income attributable to the partners	12,897	18,892

(1)
Foreign exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.

(2)
Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.

(3)	Portion of deferred income tax (expense) recovery related to unrealized foreign exchange gains and losses.

(4)	Reflects the unrealized loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(5)	Primarily relates to adjustments to the carrying value of certain capitalized drydocking expenditures and non-recurring adjustments to tax accruals.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, non-cash income taxes, unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net loss for the quarter.

Three Months Ended
September 30, 2010
(unaudited)

Net loss	(9,091)
Add:
Depreciation and amortization	42,623
Unrealized losses on non-designated derivative instruments	20,292
Deferred income tax expense	8,405

Less:
Estimated maintenance capital expenditures	23,242
Foreign exchange and other, net	345

Distributable Cash Flow before Non-Controlling Interest	38,642
Non-controlling interests’ share of DCF	(17,862)

Distributable Cash Flow	20,780

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total

Net revenues (1)	110,068	22,116	16,777	23,726	172,687
Vessel operating expenses	33,442	6,144	8,296	13,223	61,105
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	26,786	7,239	3,479	5,119	42,623
General and administrative	11,212	1,040	837	1,361	14,450

Income from vessel operations	18,276	7,693	4,165	4,023	34,157

	Three Months Ended June 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment(2)	Segment	Total

Net revenues(1)	114,264	21,589	18,343	26,815	181,011
Vessel operating expenses	32,346	5,657	8,420	10,190	56,613
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	5,121	44,151
General and administrative	11,603	1,139	1,009	1,128	14,879

Income from vessel operations	17,611	8,872	5,085	10,376	41,944

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Falcon Spirit FSO unit for the periods prior to its April 1, 2010 acquisition by the Partnership when it was owned and operated by Teekay Corporation, are required by GAAP to be included in Teekay Offshore’s results for such prior periods.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects, cash flows and distributions to unitholders; the expected reduction in the seasonal variability of the Partnership’s future cash flows resulting from the new Master Agreement with Statoil; shuttle tanker and FPSO unit production in the North Sea during the fourth quarter of 2010; the effect of the acquisition of the Rio das Ostras FPSO unit and three newbuilding shuttle tankers (the Amundsen Spirit, the Nansen Spirit and the Peary Sprit) on the Partnership’s future results and in particular, the estimated increase to the Partnership’s 2011 cash flow from vessel operations and distributable cash flow; the purchase price and the timing of delivery and commencement of time-charter contracts for the Nansen Spirit and the Peary Spirit; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, particularly the Petrojarl Foinaven FPSO unit, the Petrojarl Cidade de Itajai FPSO unit and the fourth newbuilding Aframax shuttle tanker; the potential for Teekay to offer to the Partnership additional limited partner interests in OPCO; and the potential acquisition of other new offshore projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; different levels of field maintenance than expected; increased operating expenses; variability in shuttle tanker tonnage requirements under the Statoil Master Agreement; different-than-expected levels of oil production in the North Sea offshore fields where the Amundsen Spirit, Nansen Spirit and Peary Spirit operate; potential delays in the commencement of the Nansen Spirit and Peary Spirit time-charters; potential early termination of contracts, including the Rio das Ostras FPSO time-charter contract and the Statoil Master Agreement; potential delays and/or cost over-runs relating to the conversion of the Petrojarl Cidade de Itajai FPSO unit; failure of Teekay to offer to the Partnership additional vessels or ownership interests in OPCO; failure to acquire additional vessels due to Teekay Offshore determining that they are unsuitable or not sufficiently profitable to the Partnership; required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire from Teekay vessels or ownership interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels or interests in OPCO; failure to secure a new contract in excess of three years for Teekay’s fourth Aframax shuttle tanker newbuilding; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: November 12, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)